UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date:  May 23, 2019
Commission File Number:  001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 23, 2019, Algonquin Power & Utilities Corp. (the “Company”) closed its previously announced underwritten public offering of 6.20% fixed-to-floating subordinated notes due July 1, 2079 (the “Notes”).  Attached hereto are the supplemental indenture governing the Notes and terms of the Company’s Fixed-To-Floating Preferred Shares, Series G.

Exhibit 99.2 of this Report on Form 6-K is incorporated into the Company’s Forms S-8, (File Nos. 333-177418, 333-213648, 333-213650 and 333-218810), Forms F-3 (File Nos. 333-220059 and 333-227246) and Forms F-10 (File Nos. 333-216616 and 333-227245), and the Company’s Registration Statements on Form 8-A.

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1
Second Supplemental Indenture, dated May 23, 2019, by and among Algonquin Power & Utilities Corp., American Stock Transfer Trust Company, LLC, as U.S. Trustee, and AST Trust Company (Canada), as Canadian Co-Trustee.

99.2	Provisions Attaching to Fixed-To-Floating Preferred Shares, Series G of Algonquin Power & Utilities Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.

(registrant)

Date: May 23, 2019	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer